Exhibit 12

Calculation of Earnings (Deficiency) to Fixed Charges
(in thousands)

	2004	2003	2002
EARNINGS
Pretax income (loss)	$827	$(274)	$(3,018)
Fixed charges	33,798	34,232	34,063
Capitalized interest	—	—	(20,900)
Amortization of capitalized interest	2,160	2,160	807
Net total	36,785	36,118	10,952

FIXED CHARGES
Interest expense	32,985	33,386	13,028
Capitalized interest	—	—	20,900
Amortization of deferred financing charges	813	846	135
Total	$33,798	$34,232	$34,063

Ratio of earnings to fixed charges	1.09	1.06	.32